1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 09, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC September 2014 Revenue Report

Hsinchu, Taiwan, R.O.C. – Oct 9, 2014 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for September 2014: On a consolidated basis, revenues for September 2014 were approximately NT$74.85 billion, a increase of 8.0 percent from August 2014 and an increase of 35.1 percent over September 2013. Revenues for January through September 2014 totaled NT$540.29 billion, an increase of 19.7 percent compared to the same period in 2013.

TSMC Revenue Report (Consolidated):

(Unit: NT$ million)

Period	September 2014	August 2014	M-o-M Increase (Decrease) %	September 2013	Y-o-Y Increase (Decrease) %	January to September 2014	January to September 2013	Y-o-Y Increase (Decrease) %
Net Revenues	74,846	69,279	8.0	55,382	35.1	540,285	451,218	19.7

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

October 9, 2014

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of September 2014.

1. Sales volume (in NT$ thousands)

Period	Items	2014	2013
Sep.	Net sales	74,846,313	55,382,473
Jan.-Sep.	Net sales	540,285,390	451,218,350

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	45,456,956	4,905,670
TSMC Solar**	920,539	—

*	Borrowers include TSMC Solar and TSMC Solid State Lighting, which are both TSMC’s subsidiaries.
**	The borrower is TSMC Solar North America, a wholly-owned subsidiary of TSMC Solar.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	219,196,629	45,705,000

*	The guarantee is provided to TSMC Global, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	12,110,912	54,200,290
	Mark to Market Profit/Loss	(76,216)	(612,927)
	Unrealized Profit/Loss	(114,841)	(612,927)
Expired Contracts	Notional Amount	258,259,297	188,702,875
	Realized Profit/Loss	(155,012)	216,853
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	4,602,956	—
	Mark to Market Profit/Loss	6,444	—
	Unrealized Profit/Loss	(12,284)	—
Expired Contracts	Notional Amount	26,297,258	—
	Realized Profit/Loss	11,621	—
Equity price linked product (Y/N)		N	N

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,728,425	2,407,381
	Mark to Market Profit/Loss	17,424	29,440
	Unrealized Profit/Loss	26,867	25,376
Expired Contracts	Notional Amount	10,226,302	17,649,941
	Realized Profit/Loss	(13,416)	11,860
Equity price linked product (Y/N)		N	N

•	TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	78,238	540,180
	Mark to Market Profit/Loss	845	7,579
	Unrealized Profit/Loss	1,083	8,138
Expired Contracts	Notional Amount	523,688	3,009,330
	Realized Profit/Loss	155	1,286
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	—
	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	—	—
Expired Contracts	Notional Amount	66,930	—
	Realized Profit/Loss	817	—
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	52,748,081	—
	Mark to Market Profit/Loss	(9,775,717)	—
	Unrealized Profit/Loss	(4,123,358)	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—